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Exhibit (a)(1)(G)

NEWS RELEASE

November 24, 2014

Koch Industries Media Contact:

Melissa Cohlmia
Managing Director, Corporate Communications
Koch Companies Public Sector, LLC
 316-828-3756 or melissa.cohlmia@kochps.com

 KOCH INDUSTRIES COMMENCES CASH TENDER OFFER FOR ALL SHARES
OF OPLINK COMMUNICATIONS FOR $24.25 PER SHARE IN CASH

WICHITA, KAN. – November 24, 2014 – Koch Industries, Inc. today announced that its wholly-owned subsidiary, Koch Optics, Inc., has launched its previously announced tender offer for all shares of Oplink Communications, Inc. (OPLK) at a price of $24.25 per share net to the holder in cash.

On November 19, 2014, the parties announced that they had signed a definitive merger agreement and that the tender offer would follow. The board of directors of Oplink unanimously approved the terms of the merger agreement, including the tender offer, and recommended that Oplink shareholders tender their shares in the offer.

Under the terms of, and subject to the conditions set forth in, the merger agreement, as soon as practicable following the acceptance of shares in the tender offer, Koch Optics will merge with and into Oplink pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. All issued and outstanding shares of Oplink's common stock (together with the associated preferred share purchase rights), other than shares purchased in the tender offer, or shares held by shareholders of Oplink who have validly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to receive $24.25 per share, net to the holder in cash, in the merger. Following the merger, Oplink will be managed by Molex Incorporated, a wholly-owned subsidiary of Koch Industries.

The completion of the tender offer is subject to, among other things, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and requires at least a majority of the issued and outstanding shares of Oplink's common stock to be tendered, consistent with the threshold for approval of a merger specified in Oplink's certificate of incorporation. The transaction is not conditioned on financing.

The tender offer and withdrawal rights are scheduled to expire at midnight New York City (Eastern) time on December 22, 2014, unless extended. Oplink's directors, who collectively hold approximately 7% of the issued and outstanding shares of common stock of Oplink as of November 14, 2014, have agreed to tender their shares in the offer.

About Koch Industries, Inc.

Headquartered in Wichita, Kansas, Koch Industries is one of the largest private companies in America with annual revenues of about $115 billion, according to Forbes. It owns a diverse group of companies involved in refining, chemicals, grain processing and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronic components; commodity trading; minerals; energy; ranching; glass; and investments. Since 2003, Koch companies have invested approximately $65 billion in acquisitions and other capital expenditures. With a presence in about 60 countries, Koch companies employ more than 100,000 people worldwide, with about 60,000 of those in the United States. From January 2009 to present, Koch companies have earned more than 930 awards for safety, environmental excellence, community stewardship, innovation, and customer service. For more information, visit www.kochind.com.

About Oplink Communications, Inc.

Oplink, headquartered in Fremont, California, is a leading provider of optical communication components, intelligent modules and subsystems. The company offers advanced solutions in DWDM and CWDM bandwidth creation, optical amplification, switching & routing, wavelength conditioning, monitoring & protection, connectivity and system-level integration, as well as a broad portfolio of optical transceivers for metro WDM, aggregation and access applications. Oplink supplies to global leading and emerging telecommunications, data communications and cable TV equipment makers. Oplink owns multiple research and manufacturing facilities in Asia. To learn more about Oplink, visit its website at www.oplink.com.

NOTICE TO INVESTORS ABOUT THE OFFER:    This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Oplink's common stock is being made pursuant to an Offer to Purchase and related tender offer materials that Koch Optics will file with the Securities and Exchange Commission (SEC). Koch Optics will file a Tender Offer Statement on Schedule TO with the SEC and Oplink will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Oplink's shareholders at no expense to them by Innisfree M&A Incorporated by contacting Innisfree at (212) 750-5833 (collect) or (800) 750-5834 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's website at www.sec.gov.

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KOCH INDUSTRIES COMMENCES CASH TENDER OFFER FOR ALL SHARES OF OPLINK COMMUNICATIONS FOR $24.25 PER SHARE IN CASH